FAQs

Highland Opportunities and Income Fund (HFRO)

Offer to Exchange

The following contains answers to common questions regarding the Highland Opportunities and Income Fund (the "Fund") tender and exchange offer (the "Exchange Offer").

Please refer to offering documents filed with the Securities and Exchange Commission (the "SEC").

OVERVIEW

1. What is the Exchange Offer being presented to shareholders?

- The Exchange Offer is a registered exchange offer pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, in which an issuer (in this case, the Fund) offers to exchange one class of securities (Common Shares) for another class of securities (Series B Preferred Shares) up to a maximum aggregate value ($100 million in this case), at a specified exchange ratio ($10.00 per common share for preferred shares with a $25.00 liquidation preference and a 5.375% fixed dividend rate).
- The Exchange Offer represents a voluntary corporate action where existing shareholders have the option, but not the obligation, to tender their common shares in exchange for newly-issued preferred shares at predetermined terms. The offer is structured as a tender offer under SEC regulations, requiring formal filing of offering documents with the SEC and distribution of detailed terms to all shareholders.
- This particular offering is designed as a mechanism that seeks to address the fund's trading discount to net asset value ("NAV") while providing shareholders with the option to exchange their common equity position for a fixed-income security with different characteristics, including a guaranteed dividend rate and liquidation preference.

2. What is the purpose of the Exchange Offer?

- The Exchange Offer is part of the ongoing, targeted strategy from the Fund's adviser, NexPoint Asset Management, L.P. (the "Adviser"), and the Board of Trustees (the "Board") to address the valuation discount to NAV. This strategy has to date comprised several initiatives, including: a proposal to convert the Fund to a diversified holding company; a multiyear share buyback program; a significant commitment to providing enhanced disclosures through shareholder materials and quarterly calls with in-depth information on the Fund, portfolio, and top holdings; other enhanced communication including updates about investment realizations, regular reporting of buyback activity, and expanded access to communications and materials via an opt-in email list and public announcements of quarterly calls; and the establishment of a dedicated Board committee focused on reviewing existing initiatives and evaluating additional opportunities to reduce the discount. Additionally, the Trustees elected to allocate a portion of their compensation to the purchase of HFRO shares, reflecting their conviction in the NAV and alignment with shareholders.

- Taking into account the impact of these efforts and feedback received from HFRO shareholders, the Exchange Offer builds on current initiatives while providing an additional solution that aims to narrow the discount to NAV. In addition, the Board and Advisor believe the offer will allow a significant number of shareholders to tender their Common Shares at a significant premium to the current market price.

3. What are the terms of the Exchange Offer and conversion?

- The offer is to exchange Common Shares at a price per share of $10.00 (less any applicable withholding taxes) in return for Series B Preferred Shares, with a $25.00 per share liquidation preference and a $100 million maximum total purchase price.

- Series B Preferred Shares will be issued in exchange for full Common Shares properly tendered (settled and not validly withdrawn) prior to 5:00 p.m. EST, on March 4, 2025 (please refer to offering documents for more information).

4. Is there a minimum number of shares needed to participate in the Exchange Offer?

- As no fractional Series B Preferred Shares will be issued, it is anticipated that in order to avoid the creation of fractional Series B Preferred Shares or fractional Common Shares, only lots of multiples of five (5) Common Shares, or a number of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares, will be accepted in exchange for corresponding lots of two (2) Series B Preferred Shares at the Purchase Price.

PARTICIPATION IN THE EXCHANGE OFFER

5. How do I participate in the Exchange Offer and conversion?

- If a shareholder is the record owner of the Common Shares you must complete and deliver executed letter(s) of transmittal and consent, and provide any other documents required by the letter(s) of transmittal and consent. These documents must be delivered to Equiniti Trust Company, LLC, the Depositary for the Exchange Offer, no later than the time the Exchange Offer expires. If a shareholder holds physical share certificates, those certificates are required by the letter(s) of transmittal and must be sent to the Depositary no later than the time the Exchange Offer expires.

- If your Common Shares are held in street name (i.e., through a broker, dealer or other nominee), the Common Shares can be tendered by your nominee upon your request. It is likely they have an earlier deadline for you to act to instruct them to accept the Exchange Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

6. Will I have to pay any fees or commissions to participate in the Exchange Offer?

- While the Fund does not charge any fees or commissions for participating in the exchange, we recommend that shareholders who hold Common Shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary (Equiniti Trust Company, LLC).

7. Can I tender only part of my shares? What happens if more shareholders tender than the offer capacity?

- Each shareholder will be able to request the number of their Common Shares to be tendered (can be partial amount of owned shares). If more than $100 million in aggregate Purchase Price of Common Shares are validly tendered and not withdrawn, they will be allotted based on each common shareholder's pro-rata holdings. A minimum of five (5) Common Shares will be required to purchase two (2) Preferred Shares.

8. Will there be any fractional shares, or cash consideration in lieu of fractional shares?

- No fractional Series B Preferred Shares will be issued. If the Exchange Consideration would otherwise include a fractional Series B Preferred Share, the Exchange Consideration will be rounded down to the nearest whole Series B Preferred Share. Any Common Shares that are not accepted for tender will be returned to the common shareholders that tendered them.

- In addition, we will only accept full Common Shares to avoid creating fractional Common Shares. Based on the proposed $10.00 Purchase Price for Common Shares and $25.00 per share liquidation preference for Series B Preferred Shares, it is anticipated that only lots of multiples of five (5) Common Shares, or a number of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares, will be accepted in exchange for corresponding lots of two Series B Preferred Shares at the Purchase Price.

- To the extent that tendering shareholders own fractional Common Shares, tendering shareholders should contact their broker or other securities intermediary to determine what, if any, accommodations may be made.

9. When will the Exchange Offer expire?

- Unless extended or terminated, the Exchange Offer is currently scheduled to expire at 5:00 p.m., New York City time, on March 4, 2025.

10. When will I receive the Preferred Shares? Will the Preferred Shares to be issued in the Exchange Offer be freely tradable?

- The Series B Preferred Shares are currently scheduled to be issued on March 11, 2025.

- An application to list the Series B Preferred Shares on the NYSE has been filed and is expected to be approved concurrently with the closing of the Exchange Offer. Once listed, the Preferred Shares will be freely tradable.

11. What are the tax implications to shareholders of exchanging common shares for preferred shares?

- Shareholders should consult their tax advisors regarding their specific tax circumstances, as individual situations may vary. We intend to treat the exchange of Common Shares for Series B Preferred Shares as a "recapitalization." Assuming the exchange is so treated, you generally will not recognize gain or loss for U.S. federal income tax purposes. You will not be able to recognize any loss realized in the recapitalization.

ADDITIONAL DETAILS

12. Has a ratings agency provided a rating on the Series B Preferred Shares?

- Egan-Jones has issued an Investment Grade (BBB+) rating on the Series B Preferred Shares.

13. Will the new preferred shares have different voting rights than previously held common shares?

- Holders of Series B Preferred Shares are entitled to one vote per share on all matters submitted to preferred shareholders or preferred and common shareholders voting together as a single class. Holders of Series B Preferred Shares are also entitled to vote separately as a class on matters affecting only the Series B Preferred Shares and the holders of the outstanding preferred shares of the Company, including Series A Preferred Shares and Series B Preferred Shares, shall be entitled to elect two Trustees, voting together as a separate class, for so long as the Company remains registered as an investment company under the Investment Company Act of 1940.

14. Will exchanging my common shares affect my position in terms of seniority in the capital structure? What are some of the implications to my common shares due to the offering of new preferred shares?

- The exchange of Common Shares for preferred shares would change the seniority of an investor's ownership position in the Fund's capital structure, as preferred shares maintain priority over common shares with respect to dividend payments and liquidation preference.

- The issuance of preferred shares represents a strategic approach to optimizing the Fund's capital structure while maintaining flexibility for potential growth opportunities. While preferred shareholders will have priority dividend rights, this structure is designed to enhance the Fund's ability to generate attractive total returns for all shareholders through disciplined investment management. The Fund will continue to pursue its investment objectives with a focus on maintaining sustainable distributions for common shareholders while adhering to prudent asset coverage requirements.

15. What is the Series B Preferred Share distribution rate?

- Holders of Series B Preferred Shares will be entitled to receive cumulative cash dividends and distributions at the rate of 5.375% annually on the $25.00 per share liquidation preference on the Series B Preferred Shares. Dividends and distributions on Series B Preferred Shares will be payable quarterly on March 31,

June 30, September 30 and December 31 in each year commencing on March 31, 2025.

16. Will I receive the dividend on my common shares prior to exchange?

- There is no change to the current dividend policy on Common Shares, and they will be paid in normal course to holders of record as of the record date.

17. What are the call provisions on the new preferred shares?

- The Series B Preferred Shares are generally subject to mandatory and optional redemption provisions.

18. Is there a minimum holding period for the new preferred shares?

- There is no minimum holding period. Series B Preferred Shares will be freely tradable upon listing.

MORE QUESTIONS?

19. Whom do I call if I have any questions on how to tender my Common Shares, or any other questions relating to the Exchange Offer?

- If you have questions regarding the Exchange Offer or require assistance in tendering your Common Shares, please contact the Company's Information Agent: EQ Fund Solutions, LLC, toll-free at (866) 416-0576.

- Holders of Common Shares may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer.

Risks and Disclosures

Additional terms and conditions of the Exchange Offer are set forth in the Fund's offering materials, which are being filed with the SEC and are being distributed to the Fund's common shareholders. If the number of common shares tendered for the Fund exceeds the maximum amount of the Exchange Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional common shares and fractional Series B Preferred Shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's common shares tendered in the Exchange Offer. The Fund may determine not to accept shares tendered in the Exchange Offer under various circumstances, as are set forth in the offering materials. Further information about the Exchange Offer will be announced in future press releases and are included in the Fund's offering materials.

This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of HFRO and the above statements are not intended to constitute an offer to participate in any tender offer. The solicitation and the offer to exchange common shares of HFRO are only being made pursuant to an offer to exchange and related materials that HFRO is filing with the SEC. HFRO is filing an Exchange Offer Statement on Schedule TO containing an offer to exchange, forms of letters of transmittal and other documents relating to the Exchange Offer. HFRO is distributing these documents to the shareholders of the Fund. These documents contain important information about the Exchange Offer and shareholders of HFRO are urged to read them carefully. Investors may obtain free copies of the Exchange Offer Statement and other documents filed with the SEC at the SEC's web site at sec.gov or on the Fund's website at nexpointassetmgmt.com/opportunities-income-fund.

The Fund is relying on Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act") to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The Fund has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

Investors should consider the investment objectives, risks, charges, and expenses of the Highland Opportunities and Income Fund carefully before investing. This and other information can be found in the Fund's annual report, which may be obtained by calling (800) 357-9167 or on the website at nexpointassetmgmt.com. Please read the annual report carefully before you invest. Any distribution paid by the Fund may include a return of capital. Please refer to the 19(a)-1 Source of Distribution Notice on the NexPoint Asset Management website for Section 19 notices that provide estimated amounts and sources of the Fund's distributions, which should not be relied upon for tax reporting purposes.